July 30, 2025

Stephen C. Glover
Chief Executive Officer
ZyVersa Therapeutics, Inc.
2200 N. Commerce Parkway, Suite 208
Weston, FL 33326

       Re: ZyVersa Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 18, 2025
           File No. 333-288470
Dear Stephen C. Glover:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1.     You state that "trading in [y]our common stock on The Nasdaq Capital
Market has
       been suspended as of the open of trading on July 17, 2025. However, the common
       stock continues trading under the symbol    ZVSA    in the
over-the-counter market on
       the Pink Limited Market maintained by the OTC Markets Group Inc." Please provide the OTC quoted price of the shares as of the most recent practicable date. If your shares are not quoted on the OTC Bulletin Board, OTCQX or OTCQB you must provide a fixed price at which your selling shareholder can sell such shares. Refer to
       Item 501(b)(3) of Regulation S-K.
 July 30, 2025
Page 2

      Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-
6761 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Todd Mason, Esq.